UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 1-8703

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WESTERN DIGITAL CORPORATION 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESTERN DIGITAL CORPORATION
5601 Great Oaks Parkway
San Jose, California 95119

INTRODUCTION

Western Digital Corporation (“the Company”) has established the Western Digital Corporation 401(k) Plan, as amended and restated (the “Plan”). The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) as a profit-sharing plan and Section 401(k) of the Code as a cash or deferred arrangement.

REQUIRED INFORMATION

Signatures

Financial Statements:

These statements are listed in the Index to Financial Statements and Supplemental Information.

Exhibits:

Consents of Independent Registered Public Accounting Firms

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTERN DIGITAL CORPORATION 401(k) PLAN

By:	/s/ Lori Sundberg
Lori Sundberg
Retirement, Severance, and Administrative Committee Chair
Dated: June 17, 2021

WESTERN DIGITAL CORPORATION 401(k) PLAN

Note:    Additional supplemental information has been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Western Digital Corporation 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Western Digital Corporation 401(k) Plan (the “Plan”) as of December 31, 2020, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams, LLP
Los Angeles, California
June 17, 2021

We have served as the Plan’s auditor since 2021.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Western Digital Corporation 401(k) Plan
San Jose, California

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Western Digital Corporation 401(k) Plan (the “Plan”) as of December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We served as the Plan’s auditor from 2009 to 2020.

/s/ BDO USA, LLP
Costa Mesa, California
July 10, 2020

WESTERN DIGITAL CORPORATION 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

	December 31,
	2020	2019
Assets
Investments, at fair value	$2,212,528	$1,877,646
Non-interest bearing cash	7,489	1,956
Receivables:
Employer contributions receivable	4,285	2,209
Notes receivable from participants	14,829	16,413
Total receivables	19,114	18,622
Total assets available for benefits	2,239,131	1,898,224
Liabilities
Payables and unsettled trades	404	300
Total liabilities	404	300
Net assets available for benefits	$2,238,727	$1,897,924

See accompanying notes to financial statements.

WESTERN DIGITAL CORPORATION 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(in thousands)

Year Ended December 31, 2020
Additions to Net Assets Attributed to:
Contributions:
Participant	$113,537
Participant rollover	11,391
Employer, net of forfeitures	33,028
Total contributions	157,956
Investment income:
Net appreciation in fair value of investments	261,734
Dividend income	45,866
Total investment income	307,600
Interest income on notes receivable from participants	831
Total additions	466,387
Deductions from Net Assets Attributed to:
Benefits paid to participants	(125,413)
Other expense, net	(171)
Total deductions	(125,584)
Net increase	340,803
Net assets available for benefits:
Beginning of year	1,897,924
End of year	$2,238,727

See accompanying notes to financial statements.

WESTERN DIGITAL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

General

The following description of the Western Digital Corporation 401(k) Plan, as amended and restated (the “Plan”), provides only general information for the year ended December 31, 2020, unless otherwise specified. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan as defined by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). As used herein, the terms “we”, “us”, “our”, the “Company”, “WDC” and “Western Digital” refer to Western Digital Corporation and its subsidiaries, unless we state, or the context indicates, otherwise.

Administration of the Plan

The Retirement, Severance, and Administrative Committee (the “Committee”), appointed by the Company's Board of Directors and consisting of at least three members, has the authority to control and manage the operation and administration of the Plan. The Plan assets are held under a trust, for which T. Rowe Price Trust Company acts as trustee and are administered under a trust agreement, which requires that the trustee hold, administer, and distribute the funds of the Plan in accordance with the Plan document and the instructions of the Committee or its designees. The Company, in its capacity as the sponsoring employer of the Plan, appointed Newport Trust Company ("Newport Trust"), a subsidiary of the Newport Group, Inc., to serve as the named fiduciary and investment manager for the assets of the Plan that includes shares of common stock of the Company (the “Stock Fund”).

CARES Act

On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security (CARES) Act.” The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management evaluated the relief provisions available to plan participants under the CARES Act and implemented temporary provisions to allow participants qualifying under the CARES Act to receive coronavirus-related distributions, increase the eligible amount of participant loans, extend the period for loan repayments due in 2020, and suspended required minimum distributions for 2020. These temporary provisions ceased by the end of 2020.

Contributions

Employees paid through the Company's United States payroll are eligible to participate in the Plan and are eligible to receive employer matching contributions immediately upon hire unless the individual is covered by a collective bargaining agreement, provides services as a consultant, intern, independent contractor, leased or temporary employee, or otherwise is not treated as a common-law employee. Unless an employee has declined to participate in the Plan, or affirmatively elected to contribute a different percentage of eligible compensation, all newly eligible participants are automatically enrolled in the Plan and contributions equal to 6% of their eligible compensation are automatically withheld and contributed to the Plan as pre-tax elective contributions. Participants may elect to adjust, cease or resume their contributions at any time. The accounts of participants who have never made an investment election are allocated to investments under a qualified default investment alternative, which is intended to comply with ERISA regulations. At any time, participants may elect to alter the investments in their accounts, which were originally allocated to a qualified default investment alternative.

WESTERN DIGITAL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
During the year ended December 31, 2020, eligible employees were able to contribute up to the following percentages, provided that their combined contributions did not exceed Internal Revenue Service ("IRS") limitations: (i) a combined total of 75% of their eligible compensation on a pre-tax and/or Roth basis, (ii) a combined total of 10% of their eligible compensation on a pre-tax catch-up and/or Roth catch up basis, and (iii) 10% of their eligible compensation on an after-tax basis by payroll withholding. Roth and Roth catch-up elective deferrals are deducted from participants’ compensation on an after-tax basis. The Company allows employees who have attained age fifty before the close of a Plan year to make catch up contributions or Roth catch up elective deferrals subject to IRS limitations. Catch-up, Roth catch-up and after-tax contributions are not eligible for matching contributions under the Plan. The Plan also allows employees to contribute balances from other qualified plans (“rollover contributions”). The Company makes a basic matching contribution on behalf of each participating eligible employee equal to fifty percent (50%) of the eligible participant’s combined pre-tax contributions and Roth deferrals for the contribution cycle, to the extent such pre-tax contributions and/or Roth deferrals do not exceed 6% of the eligible participant’s compensation. The Company may also make additional contributions at its discretion. During the year ended December 31, 2020, the Company did not make any discretionary contributions to the Plan. The Company may suspend matching contributions at any time at its discretion. Contributions, including the Company’s matching contribution to the Plan, are recorded as soon as administratively possible after the Company makes payroll deductions from Plan participants.

Investments

The Plan had 30 investment options available as of December 31, 2020 and 2019. As of December 31, 2020 and 2019, the Plan’s investments were invested in mutual funds, common collective trust funds, Western Digital Corporation common stock or participant self-directed brokerage accounts. The balance of Western Digital Corporation common stock represented less than 5% of total net assets as of both December 31, 2020 and 2019. The business, financial condition and operating results of the Company can be affected by a number of risks and uncertainties, whether currently known or unknown, any one or more of which could, directly or indirectly, cause the Company’s actual results of operations and financial condition to vary materially from past, or from anticipated future, results of operations and financial condition. See Part I, Item 1A, included in the Company's Annual Report on Form 10-K for the year ended July 3, 2020 for further discussions on risk factors.

Subject to certain limits, participants may transfer all or a portion of the balance in their accounts or future contributions between investment funds on a daily basis. Participants may direct no more than 20% of their contributions into the Stock Fund. In addition, participants are not permitted to exchange or reallocate assets that would result in an investment of greater than 20% of their vested account balance in the Stock Fund. The Plan provides for Newport Trust to serve as named fiduciary with respect to the Stock Fund, with duties including evaluating the prudence of maintaining the Stock Fund as an investment option under the Plan. Participants may also transfer up to a maximum of 50% of their overall Plan balance (increased from 25% effective April 1, 2020), less any outstanding loan amounts, to a self-directed brokerage account that offers discount brokerage services for securities not offered under the Plan. The self-directed brokerage account allows Plan participants to invest in various publicly-traded securities and exchange-listed closed-end funds, as well as certain open-end mutual funds.

Notes Receivable from Participants

Notes receivable from participants consist of participant loans that are secured by the balance in the participants' accounts. Participants may borrow a minimum of $1,000 up to an amount equal to the lesser of: $50,000 reduced by the participant’s highest outstanding loan balance during the preceding 12 months or 50% of a participant’s vested account balance. The loans bear interest at a rate fixed at the time of the loan equal to 1% above the then-current prime rate established by T. Rowe Price Trust Company. The loans are generally payable in installments over periods ranging from one to five years, unless the loan is used for the purchase of a primary residence, in which case the repayment period may be up to ten years. Certain participant loans that became part of the Plan in connection with Western Digital Corporation's acquisitions have an initial term of up to 15 years. Principal and interest payments are paid ratably through payroll deductions and are allocated to the participant's accounts in the same manner as their current contributions. Effective January 1, 2010, the maximum number of active loans a Plan participant may have at a time was reduced from two to one and there is a 30-day waiting period between payoff and initiation of loans. The annual interest rate charged on employee loans outstanding at December 31, 2020 ranged from 4.25% to 6.50%. A loan that is considered in default is reported as a deemed distribution, which is a taxable event for the participant.

WESTERN DIGITAL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
Participant Accounts

A separate account is maintained for each participant in each designated fund. Each account is adjusted for employee and employer contributions, net investment income or loss, and expenses, on a daily basis. Net investment income or loss is allocated to the accounts in the same proportion that the participant’s beginning account balance invested in the fund (as defined in the Plan) bears to the total of all participants’ beginning account balances invested in the fund. Fees are charged for the purchase and subsequent sale of certain Plan investments within a specified time frame (“redemption fees”) and for the origination of a loan, and are allocated to all participants’ accounts. The benefit that each participant is entitled to is equal to the vested interest in their account balance.

Payment of Benefits and Forfeitures

Benefits may be taken from vested balances, including rollover accounts and after-tax contributions. These benefits are generally payable to participants in lump-sums or installment payments upon disability, death, certain financial hardships or termination of employment. Participants may roll over retirement savings from individual retirement accounts ("IRAs") and withdraw funds from rollover sources at any time. Participants receiving these benefits will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age fifty-nine and one-half years. Participants who are fifty-nine and one-half years old or older, but still active employees of the Company, may withdraw their savings at any time without penalty. Upon termination of service, participants may elect to roll their vested interest over to another qualified retirement plan or an IRA, or they may elect to receive payments in cash and/or shares of the Company’s common stock. Participants who terminate employment with an aggregate vested account balance up to $5,000 and do not make one of the selections described above will receive an automatic distribution of their account balance to an IRA. The unvested portion of terminated participants’ accounts is forfeited subject to a five-year reinstatement period. Plan forfeitures not needed to restore forfeited matching contributions are used to pay Plan expenses or used by the Company to reduce employer contributions. During the year ended December 31, 2020, Plan forfeitures totaling $1,513,000 were used to reduce employer contributions. Unallocated forfeitures at December 31, 2020 and 2019 were $19,000 and $59,000, respectively.

Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

Vesting

Participants are at all times 100% vested in the value of their voluntary contributions, their rollover contributions, and the Company’s profit sharing contributions and all earnings thereon. A participant vests 50% in employer contributions other than profit sharing contributions after one year of service and 50% in the second year of service (as defined by the Plan), and are 100% vested upon retirement (at normal retirement age), permanent disability or death.

Administrative Expenses

The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company or charged to the trust at the discretion of the Company. Administrative expenses that are not paid by the Company are paid by the Plan's administrative budget, which is derived from payments received by the Plan's trustee for administrative services related to various mutual funds and investment trusts offered in the Plan that exceed the negotiated fee between the Company and the trustee. The Plan allocates any excess of the Plan's administrative budget to participants. As a result, included in other expense, net in the statement of changes in net assets available for benefits is $539,000 of other income relating to reimbursement of fees that exceed the negotiated fee between the Company and the trustee, less $710,000 of administrative expenses, resulting in other expense of $171,000 for the year ended December 31, 2020.

Profit Sharing Feature

All eligible employees of the Company who are employed on the last day of the Company’s fiscal year are eligible to participate in the Plan’s profit sharing feature. The amount of profit sharing paid to participants, which is granted at the discretion of the Company, is dependent upon their eligible compensation earned during the fiscal year. If approved, each eligible participant’s allocation of the Company’s profit sharing contribution is deposited into an individual profit sharing account established under the Plan. During the year ended December 31, 2020, the Company made no profit sharing contributions to the Plan.

WESTERN DIGITAL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and present the net assets available for benefits as of December 31, 2020 and 2019 and changes in net assets available for benefits for the year ended December 31, 2020.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value, which is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for disclosure of the Plan’s fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

The T. Rowe Price Stable Value Fund, which is a common collective trust fund, invests in a variety of investment contracts such as traditional guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products with similar characteristics. Fully benefit-responsive investment contracts are measured at contract value. Indirect investments in GICs are reported at fair value. Accordingly, the statements of net assets available for benefits presents the fair value of the fully benefit-responsive investment contracts as they represent indirect investments in GICs.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could materially differ from those estimates.

3. Investments and Fair Value Measurements

Financial assets and liabilities that are re-measured and reported at fair value at each reporting period are classified and disclosed in one of the following three levels:

Level 1.    Quoted prices in active markets for identical assets.

Level 2.    Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3.    Inputs that are unobservable for the asset and that are significant to the fair value of the assets.

WESTERN DIGITAL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
The following tables present information about the Plan’s financial investments, all of which are measured at fair value on a recurring basis as of December 31, 2020 and 2019, and indicates the fair value hierarchy of the valuation techniques utilized to determine such value (in thousands):

	December 31, 2020
	Level 1	Level 2	Level 3	NAV(1)	Total
Investments
Mutual funds	$657,652	$—	$—	$—	$657,652
Common collective trust funds	—	—	—	1,474,451	1,474,451
Western Digital Corporation common stock	55,951	—	—	—	55,951
Self-Directed brokerage accounts:
Common stocks	18,775	—	—	—	18,775
Mutual funds	1,164	—	—	—	1,164
Unit Investments	4,489	—	—	—	4,489
Other Assets	46	—	—	—	46
Total investments at fair value	$738,077	$—	$—	$1,474,451	$2,212,528

	December 31, 2019
	Level 1	Level 2	Level 3	NAV(1)	Total
Investments
Mutual funds	$766,683	$—	$—	$—	$766,683
Common collective trust funds	—	—	—	1,046,898	1,046,898
Western Digital Corporation common stock	57,745	—	—	—	57,745
Self-Directed brokerage accounts:
Common stocks	4,395	—	—	—	4,395
Mutual funds	498	—	—	—	498
Unit Investments	1,427	—	—	—	1,427
Total investments at fair value	$830,748	$—	$—	$1,046,898	$1,877,646

(1)    In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented herein are intended to allow reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets.

Mutual Funds, Western Digital Corporation Common Stock, Other Common Stocks, and Unit Investments. The Plan’s mutual funds, Western Digital Corporation common stock, other common stocks, and unit investments are valued at the closing price reported by the national securities exchanges on which the investments are traded.

Common Collective Trust Funds. The beneficial interest of each participant is represented in units, which are issued and redeemed daily at the fund’s closing NAV, which is calculated by the fund's trustee.

Other assets. The Plan's other assets consist of Real Estate Investment Trusts ("REITs") and are valued at the closing price reported by the national securities exchanges on which the REITs are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2020, the Plan had no unfunded commitments related to Common Collective Trust Funds. The redemption of Common Collective Trust Funds is subject to the preference of individual Plan participants and contains no restrictions on the timing of redemption; however, participant redemptions may be subject to certain redemption fees.

WESTERN DIGITAL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
The Plan did not have any transfers between levels during the year ended December 31, 2020.

4. Party-In-Interest Transactions

Certain investments in mutual funds and assets held in common collective trust funds within the Plan are managed by T. Rowe Price Trust Company, the Plan’s trustee. Purchases and sales involving these investment options are performed in the open market at fair value and qualify as party-in-interest transactions. Such transactions, while considered party-in-interest transactions under ERISA, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA. The Plan paid $436,000 to T. Rowe Price Trust Company in fees and expenses for the year ended December 31, 2020. Of this amount, Plan participants paid $26,700 in loan origination fees. Plan participants did not pay any redemption fees for the year ended December 31, 2020. Third party advice services and loan origination fees are included in other expense, net in the statement of changes in net assets available for benefits.

The Plan provides that Newport Trust serves as the named fiduciary with respect to the Stock Fund, with duties including evaluating the prudence of maintaining the Stock Fund as an investment option under the Plan. The Plan paid $150,000 to the Newport Group for the year ended December 31, 2020.

WESTERN DIGITAL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their employer contributions.

6. Tax Status

The IRS had originally determined and informed the Company by letter, dated September 25, 2002, that the Plan and related trust were designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter and, effective January 1, 2010, the Plan was amended and restated by adopting a prototype plan, which the IRS had determined as of March 31, 2008 was designed in accordance with the applicable sections of the Code. Effective as of January 1, 2016, the Plan was amended and restated by adopting a volume submitter plan, which the IRS had determined as of August 2, 2017 was designed in accordance with the applicable sections of the Code.

The Plan administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed and currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Risks and Uncertainties

The Plan invests in various types of investment securities, including mutual funds, actively managed funds, common collective trust funds, Western Digital Corporation common stock and participant self-directed brokerage accounts. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Additionally, certain mutual funds offered by the Plan invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

As of December 31, 2020 and 2019, less than 5% of total Plan investments were invested in Western Digital Corporation common stock. For risks and uncertainties regarding Western Digital Corporation, please refer to the risk factors presented in Western Digital Corporation’s most recent Form 10-K and Form 10-Q filed with the Securities and Exchange Commission.

WESTERN DIGITAL CORPORATION 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
8. Subsequent Events

On February 16, 2021, the Committee approved a 12-month sunset period to remove the Stock Fund as an investment alternative in the Plan. Participants will have until April 1, 2022 to transfer all amounts out of the Stock Fund. Any amounts not transferred out of the Stock Fund by the end of this sunset period will be liquidated and invested in the qualified default investment alternative applicable to the participant. However, the Committee reserves the right to change or accelerate the sunset period at any time.

Management has evaluated subsequent events through June 17, 2021, the date the financial statements were available to be issued and has determined that, other than the information disclosed above, there were no other material events requiring recognition or disclosure.

WESTERN DIGITAL CORPORATION 401(k) PLAN
EIN: 33-0956711 Plan #: 003
Schedule H, Line 4i — Supplemental Schedule of Assets (Held at End of Year)
December 31, 2020
(in thousands, except par value)

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Collateral or Par Value	Current Value
Common Stock:
Western Digital Corporation *	1,010 shares common stock, $.01 par value	$55,951
Mutual Funds:
Bond Funds:
Robert W. Baird & Co. Incorporated	4,662 shares Baird Core Plus Fund	56,591
Vanguard Fund	2,823 shares Vanguard Inflation Protected	32,572
Stock Funds:
T. Rowe Price Trust Company *	79 shares T. Rowe Price Government Money Fund	79
T. Rowe Price Trust Company *	3,193 shares Science & Technology Fund	175,912
T. Rowe Price Trust Company *	1,422 shares Mid-Cap Growth Fund	160,778
Vanguard Fund	1,001 shares Vanguard Equity Income Admiral Fund	79,389
American Funds	401 shares American Funds EuroPacific Growth Fund	27,769
Janus Henderson	227 shares Janus Henderson Venture N Fund	23,750
JP Morgan Fund	655 shares JP Morgan Mid Cap Value L Fund	24,183
Dodge & Cox Fund	795 shares Dodge & Cox International Stock Fund	34,756
Dimensional Fund Advisors	1,775 shares DFA US Targeted Value I Fund	41,873
Total mutual funds		657,652
Common Collective Trust Funds:
T. Rowe Price Trust Company *	230,755 shares Stable Value Fund	239,857
Winslow Fund	1,349 shares Winslow Large Cap Growth I Fund	123,222
Capital Group Trust Company	1,143 shares Retirement 2010 Fund	13,317
Capital Group Trust Company	850 shares Retirement 2060 Fund	11,253
Capital Group Trust Company	2,598 shares Retirement 2055 Fund	34,428
Capital Group Trust Company	5,125 shares Retirement 2050 Fund	67,856
Capital Group Trust Company	6,568 shares Retirement 2045 Fund	86,768
Capital Group Trust Company	8,941 shares Retirement 2040 Fund	117,482
Capital Group Trust Company	9,959 shares Retirement 2035 Fund	128,974
Capital Group Trust Company	12,742 shares Retirement 2030 Fund	159,402
Capital Group Trust Company	11,617 shares Retirement 2025 Fund	142,893
Capital Group Trust Company	7,213 shares Retirement 2020 Fund	86,273
Capital Group Trust Company	2,137 shares Retirement 2015 Fund	25,265
Capital Group Trust Company	404 shares State Street Small/Mid Cap Index	6,048
Capital Group Trust Company	12,834 shares State Street S&P 500 Index	199,718
Capital Group Trust Company	122 shares State Street Global All Cap Excluding U.S. Index	1,541
Capital Group Trust Company	2,563 shares State Street U.S. Bond Index	30,154
Total common collective trust funds		1,474,451
Other:
Self Directed Investments *	Various publicly traded equity and mutual fund investments	24,474
Total Investments		2,212,528
Notes Receivable from Participants *	Interest rates range from 4.25% to 6.50% maturing at various dates through 2031; balances collateralized by vested participant accounts	14,829
		$2,227,357

*    Party-in-interest.

Note: Cost information is not required for participant directed investments.

WESTERN DIGITAL CORPORATION 401(k) PLAN
EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - Moss Adams, LLP†
23.2	Consent of Independent Registered Public Accounting Firm - BDO USA, LLP†

†    Filed with this report.